SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F
                                      ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No X
                                    ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 December 15, 2004 Press Release Announcing Futuremedia PLC's Results for Q2 Fiscal Year 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By:  /s/ Mats Johansson
     -----------------------
     Mats Johansson
     Chief Executive Officer


Date:  December 15, 2004

                                    EXHIBIT 1

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2

              Futuremedia Announces Results for Q2 Fiscal Year 2005

      o     Q2 sales increase 712% to $4.4 million or GBP 2.4 million
      o     Sales for last 12 months reach GBP25.5 million
      o     Agrees strategic acquisition in Scandinavia

Brighton, UK--December 15, 2004 - Futuremedia Plc (NasdaqSC:FMDAY), a leading European E-learning solutions provider, announced today unaudited financial results for its second quarter of fiscal 2005 ended October 31, 2004. The Company's financial year ends on April 30.

For the period ended October 31, 2004, the Company's revenues were GBP 2.4 million ($4.4 million), an increase of 712% compared to revenues of GBP293,000 ($539,000) for the same period last year. This increase in revenues was mainly attributable to business gained under the United Kingdom's Home Computing Initiative (HCI). This marks the end of the fourth consecutive quarter in which the company has been the leading e-Learning participant in the HCI program through its Learning For AllTM (LFA) program. Sales for those four quarters have now reached GBP25.5 million ($46.9 million) compared to GBP1.3 million ($2.4 million) for the 12 months prior to Futuremedia's participation in the HCI program.

For the three months ended October 31, 2004, Futuremedia reported an operating loss of GBP683,000 ($1.26 million), compared to an operating loss of GBP336,000 ($618,000) for the three months ended October 31, 2003. This operating loss is due primarily to a significant increase in sales and marketing as well as general and administrative expenses. These increases reflect expenses in advance of Phase 3 of the Learning For All(TM) program with Futuremedia's largest customer, Royal Mail, and also the company's determination to build an infrastructure that will support future growth.

The Company's net loss was GBP740,000 ($1.36 million), or 28% of revenues for the three months ended October 31, 2004, compared to a net loss of GBP472,000 ($868,000) or 114% of revenues for the same period last year.

"We are pleased with the results of four quarters of participation in the HCI program," said Mats Johansson CEO. "Futuremedia has been transformed over the last twelve months into one of Europe's leading e-Learning companies. That said, the second quarter's results declined from the prior quarter due to delays in the launch of Phase 3 of Royal Mail. We continue to expect a very strong holiday season, and expect that our third and fourth quarter will generate the lion's share of revenues in our LFA business, which is consistent with patterns in Scandinavia, where HCI programs have been in place for many years."

Highlights of the second quarter of 2005:

o     Six new HCI programs use Futuremedia's Learning For All program:

      o The Coventry, Solihull and Warwickshire Partnership, a public sector organization is to provide Futuremedia's LFA program to its members.

      o Capita, a FTSE-100 company and the UK's leading provider of business process outsourcing is to take LFA and offer it to 18,000 of its employees.

      o Winterthur Life UK, part of the Credit Suisse Group, will use Futuremedia's LFA for its 800 employees.

      o Wanadoo, a major internet service provider, part of France Telecom, will use LFA for its' UK employees.

      o Wokingham Council, a public body based in the South of England will use LFA.

      o ING Direct, the world's leading direct savings bank launched a Futuremedia LFA program in October for its UK employees.

o Futuremedia entered into an agreement to acquire Open Training, a leading Scandinavian e-Learning provider. Open training will give Futuremedia a significant footprint in Scandinavia, Europe's second largest HCI market. The transaction is now expected to be completed no later than February 9, 2005 rather than December as previously announced. The additional time to close will allow both parties more time to satisfy certain conditions to closing.

"Our major presence in the UK HCI market continues to build. Not only have we added new programs this quarter but we have a healthy pipeline of prospects for the quarters that follow," said Mr. Johansson. "The UK is presently our core market but our mission extends beyond that. We want to become the leading e-Learning provider in Europe. Our planned acquisition of Open Training will be an excellent start, and we are actively looking for further opportunities in Europe's key HCI markets.

We are also looking to extend our e-learning software resources and again, we are looking at acquisitions and partnerships as well as investment in internal capabilities to make this possible. This quarter we released thirteen new internally-developed e-learning titles on subjects ranging from `basic computing' to `skiing and snowboarding', and we have more titles to launch later in the year. We also partnered with a leading driver risk management training company to launch a `speed awareness' simulated e-learning program."

Business Outlook

Due to recent changes in the application of the UK's Consumer Credit Act, the marketing and administration of the Learning For All program, and other similar HCI programs, has had to be revised in order to maximize the individual employee's benefits.

At the same time, Government regulations concerning salary sacrifice programs have been extended, incorporating Child Care Vouchers and other employee benefits into the programs. HCI programs fall into the category of salary sacrifice programs. As a result, certain existing and potential customers for the Company's LFA programs have delayed their decision to start salary sacrifice programs until they are in a position to combine all such benefit programs, causing a temporary delay in the continued growth of LFA take-up levels.

The new rules will take effect at the start of the next UK tax year, April 1 2005, and the Company believes that this should result in increased levels of activity and throughput in its Learning For All contracts.

The Company has revised its full year 2005 guidance of revenue growth to a maximum of a 50% increase in revenue from the GBP18.7 million reported in Fiscal 2004. Management continues to believe the Company will attain positive operating income by the end of FY 2005."

"Futuremedia plc is well positioned to benefit from the salary sacrifice program expansion as it has formed strategic partnerships to offer a full package of benefits to its customers," said Mr. Johansson. "We are well prepared to offer more products to a larger customer base. I can confirm our third quarter is going well and, based on that, we plan to confidently continue on our path towards both further revenue growth and profitability."

Conference Call

The Company will host a conference call today, December 15, at 11:00am EST/16:00 UK time to discuss its second quarter FY 2005 results and outlook for the balance of FY 2005. The dial in telephone numbers for the conference call are:

Europe:  +44 (0) 20 7081 7165;  USA:  1-866-432-7186  Pass code:  Futuremedia Q2 fiscal 2005 Conference Call

About Futuremedia:

Futuremedia plc (est. 1983) is the leading European-based e-learning provider with the broadest offering currently available in the UK and Continental
European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market.

Through the fostering of long term partner relationships with its customers, Futuremedia supplies public and private sector organizations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programmes, an extensive library of published courseware titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs.

The Company uses proven technologies to drive its innovative products: Aktivna, Futuremedia's full suite of Learning Management Solutions, which in its largest application has a capacity for 240,000 users; E.L.S.A., an interactive learning system using leading edge simulation technologies; and the award-winning Learning For All(TM), a fully hosted service which allows employees to have access to learning at home for the whole family at a cost discounted through corporate buying power and Government tax incentives.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, the UK National Health Service, Royal Mail, The Surrey Partnership and Syngenta. The Company is partnered with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft in delivering its products and solutions.

About the Home Computing Initiative in Europe.

The HCI or Home Computing Initiative was founded in the UK by the British Government in 1999, and other European governments such as Sweden at various dates. In each case, the Government's goal is to increase the population's level of computer skills by offering attractive plans to purchase computer hardware and software at very affordable prices through their employers. In addition to the benefit of an increased skills level, this program also offers tax incentives for both employer and employee.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts (such as the LFA contracts) may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the risks associated with acquisitions (including in connection with Open Training), the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.


                                 FUTUREMEDIA PLC
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                     Six months ended Oct                          Quarter ended Oct
                                                (in 000's except share data)                  (in 000's except share data)
                                       ---------------------------------------------     ---------------------------------------
                                           2004            2004              2003           2004           2004          2003
                                       ----------        ---------        ----------     ----------     ----------    ----------

                                        ($,000's)       (GBP000's)        (GBP000's)      ($,000's)       (GBP000's)    (GBP000's)

Net sales                                  13,583            7,370               562          4,383          2,378           293

Cost of sales                              12,145            6,590               670          3,808          2,066           330

                                       ----------        ---------        ----------     ----------     ----------    ----------
Gross profit/(loss)                         1,438              780              (108)           575            312           (37)

Operating expenses
Sales and marketing                         1,388              753                93            407            221            59
General and administrative                  2,794            1,516               674          1,342            728           316
Facilities expenses                           269              146                61            151             82            20
Stock compensation arising
 from Variable option accounting             (503)            (273)               89            (46)           (25)          (96)
National Insurance on stock options          (170)             (92)                0            (20)           (11)            0

                                       ----------        ---------        ----------     ----------     ----------    ----------
Total operating expenses                    3,778            2,050               917          1,834            995           299

Operating loss                             (2,341)          (1,270)           (1,025)        (1,259)          (683)         (336)

Interest income                                98               53                 0             46             25             0
Interest expense                                0                0                (2)             0              0             0

Share of loss from equity investment
 including goodwill impairment               (520)            (282)             (230)          (151)           (82)         (136)

Net loss                                   (2,763)          (1,499)           (1,257)        (1,364)          (740)         (472)
                                       ==========        ==========       ==========     ==========     ==========    ==========

Loss per share basic and diluted.           (0.02)c           (0.01)p          (0.01)p        (0.02)c        (0.01)p       (0.01)p

Weighted average shares outstanding    87,305,277        87,305,277       80,806,429     87,371,066     87,371,066    83,160,249

                                       2004     2004     2003
                                      ------   ------   ------
                                      ($'000) (GBP'000)(GBP'000)
ASSETS

Current assets
Cash and cash equivalents              3,516    1,908      478
Accounts receivable                      746      405      235
Amounts recoverable on contracts         149       81       60
Accrued income                           962      522       13
Amounts recoverable from vendors         988      536        0
Other current assets                     763      414      125
Receivable from stock subscription        44       24       10
Inventories - finished goods           7,750    4,205        2
Prepaid expenses                       1,215      659      534

                                      ------   ------   ------
Total current assets                  16,134    8,754    1,457

Equity Investment                          0        0        0

Property and equipment
Audio visual and computer equipment    1,139      618      437
Office equipment                         488      265       71

                                      ------   ------   ------
                                       1,627      883      508
Accumulated depreciation                 984      534      450

                                      ------   ------   ------
                                         643      349       58

Other assets
Goodwill                                 153       83       83
Intangible assets                        531      288      448
Investment in Luvit AB                   658      357      665

                                      ------   ------   ------
TOTAL ASSETS                          18,119    9,831    2,711
                                      ======   ======   ======

                                 FUTUREMEDIA PLC
                                 BALANCE SHEETS
                                   (Unaudited)

                                                         Oct 31,
                                              2004        2004      2003
                                             ($'000)   (GBP'000)  (GBP'000)
                                             -------    -------    -------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Fees received in advance                       5,866      3,183        364
Accounts payable                               9,738      5,284        355
Other taxes and social security costs            630        342         75
Other accounts payable                           914        496        500
Accrual for NI costs on stock options            251        136         47
Accrual for sales commissions                    628        341          0

                                             -------    -------    -------
Total current liabilities                     18,028      9,782      1,341

Stockholders' equity
Ordinary shares of 1 1/9p each
Authorized - 125,000,000
Issued and outstanding                         1,814        984        939

Preference shares of 2p each
Authorized - 2,000,000
None issued                                        0          0          0
Additional paid-in capital                    33,990     18,443     17,865
Accumulated deficit                          (35,714)   (19,378)   (17,434)

                                             -------    -------    -------
Total stockholders' equity                        90         49      1,370


Total liabilities and stockholders' equity    18,119      9,831      2,711
                                             =======    =======    =======

                                 FUTUREMEDIA PLC
                              STATEMENT OF CASHFLOW
                                   (Unaudited)

                                                           Six months ended Oct
                                                              2004      2004
                                                             $'000    GBP'000
                                                             ------    ------

Operating activities
Net loss                                                     (2,763)   (1,499)
Adjustments to reconcile net loss to
 net cash used in operating activities
Depreciation                                                     85        46
Amortization of intangible assets                               162        88
Loss from equity investment including goodwill impairment       520       282
Stock compensation arising from Variable option accounting     (503)     (273)
Accounts receivable                                           2,735     1,484
Amounts recoverable on contracts                                (72)      (39)
Accrued income                                                  573       311
Amounts recoverable from vendors                                494       268
Other current assets                                           (586)     (318)
Prepaid expenses                                               (518)     (281)
Inventories                                                  (6,581)   (3,571)
Fees received in advance                                        356       193
Accounts payable                                              6,207     3,368
Other accounts payable                                       (1,423)     (772)
Other taxes and social security costs                        (2,166)   (1,175)
Accrual for National Insurance costs on stock options          (181)      (98)
Accrual for sales commissions                                (1,008)     (547)

                                                             ------    ------
Net cash used in operating activities                        (4,668)   (2,533)
                                                             ------    ------

Investing activities
Capital expenditures                                           (507)     (275)

                                                             ------    ------
Net cash used in investing activities                          (507)     (275)
                                                             ------    ------

Financing activities
Proceeds of share issues                                        120        65

                                                             ------    ------
Net cash used in financing activities                           120        65
                                                             ------    ------

Net decrease in cash and cash equivalents .                  (5,055)   (2,743)
Cash and cash equivalents at beginning of period              8,572     4,651
                                                             ------    ------
Cash and cash equivalents at end of period                    3,516     1,908
                                                             ======    ======



Contact:
Mats Johansson, CEO                           Crocker Coulson, President
Futuremedia                                   CCG Investor Relations
Voice: +44 1273 829700                        Voice: +1 818 789 1000
Email: ir@futuremedia.co.uk                   email: Crocker.coulson@ccgir.com


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